HI HO SILVER RESOURCES, INC.
3045 Southcreek Road; Unit 11
Mississauga, Ontario L4X 2E9

March 16, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street
Washington, BD 20549-4720

RE:	Request by Hi Ho Silver Resources, Inc. for Withdrawal of Registration Statement on Form 20-F

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Exchange Act of 1933, as amended Hi Ho Silver Resources, Inc. (“Hi Ho”) hereby requests withdrawal of its Registration Statement on Form 20-F (File No. 001-33333) together with all exhibits thereto, (collectively, the “Registration Statement”) that was originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007.

Hi Ho requests this withdrawal because the Registration Statement was mistakenly filed under Section 12(b) of the Securities Exchange Act of 1934 and should have been filed under Section 12(g) of such Act. No securities were offered pursuant to the Registration Statement.

Hi Ho respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest. We understand that, pursuant to Rule 477(b), this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing the Commission notifies Hi Ho that the application for withdrawal has not been granted.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact our counsel:

Jon Gardner
Kavinoky Cook LLP
716-845-6000

Very truly yours,

/s/ Frederick Fisher
 Frederick Fisher, President and Director